Exhibit 99.1

Volaris amends its bylaws in accordance with the resolutions approved by the Extraordinary General Shareholders’ Meeting held on March 25, 2026

Mexico City, Mexico, April 17, 2026 – Volaris (the “Company”) (NYSE: VLRS and BMV: VOLAR), the ultra low cost airline, operating in Mexico, the United States, Central and South America, announced today that, by a majority vote of shareholders in attendance who exercised their right to vote at the Extraordinary General Shareholders’ Meeting of the Company held on March 25, 2026, shareholders approved amendments to the bylaws of the Company.

The amendments, among other things, (i) align the bylaws with the latest amendments to the Mexican Securities Market Law (Ley del Mercado de Valores), and (ii) provide that the change of control provisions set forth in Clause Eight of the Company’s bylaws will not apply to acquisitions or transfers of shares, or to any agreement or arrangement, by any person acquiring shares of the Company as a result of a merger in which the Company is the surviving entity.

About Volaris:

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or “the Company”) (NYSE: VLRS and BMV: VOLAR) is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States, Central, and South America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from 5 to more than 244 and its fleet from 4 to 155 aircraft. Volaris offers around 550 daily flight segments on routes that connect 46 cities in Mexico and 29 cities in the United States, Central, and South America, with one of the youngest fleets in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States, Central, and South America. For more information, please visit ir.volaris.com. Volaris routinely posts information that may be important to investors on its investor relations website. The Company encourages investors and potential investors to consult the Volaris website regularly for important information about Volaris.

Investor Relations Contact

Liliana Juárez / ir@volaris.com

Media Contact

Ricardo Flores / rflores@gcya.net